Linktone Announces Appointment of Ernst & Young

BEIJING, China, September 22, 2009 - Linktone Ltd. (NASDAQ: LTON or the Company), one of the leading providers of wireless interactive entertainment services to consumers and in China, today announced that the audit committee of its Board of Directors has appointed the accounting firm of Ernst & Young Hua Ming (“E&Y”), to serve as the Company’s independent registered public accountants with immediate effect.  E&Y replaces Grant Thornton following the termination of client auditor relationship between the Company and Grant Thornton. Neither the Company nor its Board of Directors is aware of any disagreements with Grant Thornton on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure in connection with its audit and audit-related services provided prior to such termination.

About Linktone Ltd.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements
This press release contains statements of a forward-looking nature based on the current expectations of Linktone Ltd. with respect to future events and are made only as of the date of publication.  These forward-looking statements can be identified by words such as “intends,” “expects,” “will,” “believes” and similar expressions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements.  These risks and uncertainties includes: the ability of Linktone to successfully execute on its strategy; the risk that Linktone will not be able to develop and effectively market innovative services; Linktone’s ability to control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand.  For additional information on factors that could cause Linktone’s actual results to differ from expectations reflected in these forward-looking statements, please see Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Except as required under applicable law, Linktone expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this document to reflect any changes in expectations with regard thereto or any changes in events, conditions, or circumstances on which any statement is based.

For more information, please contact:

Investor Relations
Serena Shi	Brandi Piacente
Linktone Ltd.	The Piacente Group, Inc.
Tel: 86-10-6539-6802	Tel: 212-481-2050
Email: serena.shi@linktone.com	Email: brandi@thepiacentegroup.com